June 16, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	National General Holdings Corp.
Registration Statement on Form S-1 (SEC File No. 333-196326)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, National General Holdings Corp. (the “Company”), as the issuer of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), requests that the effective date for the Registration Statement be accelerated so that it will be declared effective at 10:00 a.m. Eastern Time on June 17, 2014, or as soon thereafter as possible, pursuant to Rule 430A.

The Company acknowledges that:

•	should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

NATIONAL GENERAL HOLDINGS CORP.

By:	/s/ Jeffrey Weissmann
Name: Jeffrey Weissmann Title: General Counsel and Secretary

(National General Holdings Corp. – Company’s Acceleration Request)